Amerivet Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	6,740,780
Loans receivable from related party		27,258
Prepaid expenses		5,000
Total assets	$	6,773,038
Liabilities and stockholders' equity		
Liabilities		
Accounts payable	$	230,341
Liabilities subordinated to the claims of general creditors		6,000,000
Total liabilities		6,230,341
Stockholders' equity		
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in-capital		1,263,573
Accumumulated deficit		(721,876)
Stockholders' equity		542,697
Total liabilities and stockholders' equity	$	6,773,038

The accompanying notes are an integral part of these financial statements.

Amerivet Securities, Inc.
Notes to Statement of Financial Condition
December 31, 2010

1. **Organization and Nature of Business**

   Amerivet Securities, Inc. (the "Company"), was incorporated in the state of California on August 6, 1993. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Amerivet is certified by the Department of Veterans Affairs as a Service Disabled Veteran Owned Business ("SDVOB"). The company is also certified as a Disabled Veteran Business Enterprise ("DVBE") in the states of California, Ohio and New York.

   The Company introduces all of its customer transactions to a clearing broker, which clear such transactions on a fully disclosed basis. The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) as all customer funds and securities are promptly transmitted to the clearing brokers.

   The Company recognizes revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) an established sales price has been set with the customer; 4) collection of the sale revenue from the customer is reasonably assured; and 5) no contingencies exist. Delivery is considered to have occurred when the customer assumes the risk and rewards of ownership. The Company estimates and records provisions for customer quantity rebates and sales returns and allowances as a reduction in revenue in the same period the related revenue is recognized, based upon its historical experience.

2. **Summary of Significant Accounting Policies**

   Cash
   Cash is held primarily at one major U.S. financial institution.

   Use of Estimates
   The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Income Taxes
   The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

   The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or

when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as a part of income tax expense, if any.

3. Stockholders' Equity

During the year ended December 31, 2018, the Company brought in new shareholders, who purchased outstanding shares from the majority shareholder. The shareholders contributed $1,000,000 to additional paid-in-capital and added the subordinated loans as discussed in Note 8.

4. Related Parties

The Company maintains an administrative services agreement with one of its shareholders whereby the shareholder is to provide certain services such as accounting, technology, operations, compliance, human resources and other services.

Loans Receivable from Related Party
The Company accounts for loans to employees in accordance with ASC 310, "Receivables." The loans are recorded by the Company at cost when the cash is loaned to the employees. These loans are non-interest bearing.

5. Rent

The Company entered into a monthly rent agreement for its office space located at 1155 Avenue of the Americas, New York, NY.

6. Securities Investor Protection Corporation (SIPC) Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for the year ending December 31, 2018 because the Company's SIPC net operating revenues are under $500,000.

7. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are:

For the year ending December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of- use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases,

Amerivet Securities, Inc.
Notes to Financial Statements
December 31, 2018

such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

8. **Liabilities Subordinated to the Claims of General Creditors**

As of December 31, 2018, the Company has four subordinated loans in the aggregated amount of $6,000,000 of which $5,000,000 are equity agreements. The agreements were approved by FINRA and are part of the computation of net capital under SEC Uniform Net Capital Rule 15C3-1. The following table presents the outstanding amounts as of December 31, 2018.

Effective date	Amount	Maturity	Rate
October 22, 2018	$ 1,000,000	October 22, 2019	5%
October 22, 2018	2,000,000	October 22, 2021	5%
October 22, 2018	2,000,000	October 24, 2022	5%
October 22, 2018	1,000,000	October 23, 2023	5%
	$ 6,000,000		

9. **Net Capital Requirements**

Amerivet Securities, Inc. is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, Amerivet Securities, Inc. is required to maintain minimum net capital equal to the greater of $100,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2018, the Company had net capital of $6,510,439 which was $6,410,439 above its required net capital of $100,000. There were no customer debits at any time during the year ended December 31, 2018.

Amerivet Securities, Inc. is exempt to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2018, the Company was not required to and did not hold any customer money or securities.

10. **Reconciliation of Audited Net Capital to Unaudited FOCUS**

There is a difference of $5,000 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule			$	6,515,439
Adjustments	$	(5,000)		
Non-allowable assets				(5,000)
Net capital per audited statements			$	6,510,439

11. Subsequent Events

On January 10, 2019 the company deposited $500,000 with its clearing broker in accordance with its clearing agreement dated October 17, 2018. As of February 19, 2019, the date which the financial statements were issued, management has determined that no other subsequent events have occurred after December 31, 2018, which require recognition or disclosure in the financial statements.